FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2010

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry N° 42

Santiago, March 1, 2010

Mr. Superintendent of Securities and Insurance

Dear Sir,

The undersigned, as Corporate Management Officer of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, both domiciled in the Metropolitan Region, Avenida El Golf Nº 150, floor 14, Commune of Las Condes, a company registered in the Securities Registry under N° 42, Chilean Tax Identification N° 93.458.000-1, hereby communicates to you the following material information with respect to the Company and its businesses pursuant to article 9 and the second paragraph  of article 10, both of Law Nº 18.045, and in the General Norm Nº 30, issued by such Superintendency:

In light of the unfortunate earthquake and tsunami that hit the southern central area of Chile this past Saturday, an area in the country where the Company maintains its industrial operations, all of the Company’s production units have applied their contingency plans, which in this situation means shutting down all activities. Concurrently, we have initiated the process of evaluating the current state of each facility and the damage that has been caused, which we already know to be significant in some cases. A full and detailed assessment will be provided as soon as this information has been compiled.

Due to the event’s proximity to our facilities, the disruption in roads and communication systems and the severity of the situation, the Company is not yet able to establish the date by which each industrial facility will begin operation. This information will be communicated as soon as it is available.

Lastly, it is worth noting that ARAUCO and its subsidiaries have insurance covering damages and losses resulting from the suspension of operations.

As soon as we have adequate information we will communicate the effects that this event may have on the Company’s financial results.

Best Regards,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Jorge Garnham Mezzano
Corporate Management Officer

c.c. -  Bolsa de Comercio de Santiago
La Bolsa Nº 64,
Santiago.

- Bolsa Electrónica de Chile
Huérfanos 770, piso 14-
Santiago

- Bolsa de Valores de Valparaíso
Casilla 218-V-
Valparaíso

-  Representante de Tenedores de Bonos (Banco Santander),
Bandera 140, Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
                                                                                                                                          (Registrant)

Date:   March 9, 2010                                                           By:          /s/  Matias Domeyko
Name:  Matias Domeyko
Title:    Chief Executive Officer